Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Valley National Bancorp:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of our reports dated February 26, 2009, with respect to the consolidated statement of financial condition of Valley National Bancorp and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Valley National Bancorp, filed with the Securities and Exchange Commission.

/S/ KPMG LLP

Short Hills, New Jersey

May 7, 2009